"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


05008412

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 10 May 2005

ORK – Trade subject to notification

On 9 May 2005, in connection with its option programme, 3,334 options were exercised in Orkla shares at a strike price of NOK 130.

After exercise of options, Orkla's holding of Orkla shares is 6,297,379. A total of 1,703,443 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

dlw 5/31

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 12 May 2005

ORK – Trade subject to notification

On 11 May 2005, in connection with its option programme, 7,333 options were exercised in Orkla shares at a strike price of NOK 130.

After exercise of options, Orkla's holding of Orkla shares is 6,290,046. A total of 1,696,110 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.